EXHIBIT (l)(2)

PURCHASE AGREEMENT

Pacific Funds (the “Trust”), a Delaware statutory trust, on behalf of each of the funds specified below and Pacific Asset Management LLC, a wholly owned subsidiary of Pacific Life Insurance Company (the “Purchaser”), hereby agree as follows:

1.    The Trust hereby offers the Purchaser and the Purchaser hereby purchases 498,000 shares of the Class A Shares and 1,000 of each of Class B Shares and Class C Shares (without par value) of the PF PIMCO Inflation Managed Fund for consideration of $10.00 per share.

2.    The Purchaser hereby acknowledges receipt of a purchase confirmation reflecting the purchase of the Shares, and the Trust hereby acknowledges receipt from the Purchaser of funds in the amount of $5,000,000 in full payment for the Shares.

3.    The Purchaser represents and warrants to the Trust that the Shares are being acquired for investment purposes and not with a view to the distribution thereof.

4.    This Agreement has been executed on behalf of the Trust by the undersigned officer of the Trust in his or her capacity as an officer of the Trust. The obligations of this Agreement shall be binding only upon the assets and property of the respective fund of the Trust and shall not be binding upon any individual Trustee, officer, shareholder of any fund of the Trust, or the Trust.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the 30th day of December, 2002.

PACIFIC FUNDS

By: /s/  Brian D. Klemens

Name:  Brian D. Klemens

Title:    Vice President and Treasurer

PACIFIC ASSET MANAGEMENT LLC

By: /s/  Edward R. Byrd

Name:  Edward R. Byrd

Title:    Vice President